UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(AMENDMENT NO. 2) *

Under the Securities Exchange Act of 1934

Amera Resources Corporation
 (Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

02351 P 105
(CUSIP Number)

Robert S. McCormack, Esq., 455 Sherman Street, Suite 300, Denver, CO 80203, 303-777-3737
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

April 19, 2007
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02351 P 105                                                                                                         Page 2 of 5

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS JOSEPH GROSSO I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,347,680
	8	SHARED VOTING POWER 652,557
	9	SOLE DISPOSITIVE POWER 1,347,680
	10	SHARED DISPOSITIVE POWER 652, 557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,237
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 02351 P 105                                                                                                   Page 3 of 5

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common shares, no par value, of Amera Resources Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at Suite 709 – 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, CANADA.

Item 2.                 Identity and Background.

This Amendment No. 3 amends the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on June 23, 2005 and Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed with the Securities and Exchange Commission February 28, 2007, on behalf of Joseph Grosso with respect to the common stock of the Issuer. Mr. Grosso’s beneficial ownership includes shares held by Mr. Grosso’s wife, Evelyn Grosso.

Mr. Grosso is a citizen and resident of Canada.  Mr. Grosso’s business address is Suite 709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, CANADA.

Mr. Grosso has been the Chairman and a director of the Issuer since February 20, 2004.  Mr. Grosso has also been a director, President and CEO of IMA Exploration Inc. (“IMA”) since February 1990.  IMA is a public company engaged in mineral exploration activities.  Mr. Grosso has also been the President, CEO and a director of Golden Arrow Resources Corp. (“Golden Arrow”) since May 2004. Golden Arrow is a public company engaged in mineral exploration activities.  Since February 6, 2005, Mr. Grosso has been the President, Secretary, and a director of Grosso Group Management Ltd. (the “Grosso Group”). The Grosso Group is a company which offers geological, corporate development, administrative and management services to companies engaged in mineral exploration activities, including the Issuer, IMA, Golden Arrow and Gold Point Exploration Ltd.  The offices of the Issuer, IMA, Golden Arrow and the Grosso Group are all located at Suite 709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, CANADA.

During the last five years, Mr. Grosso has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Evelyn Grosso is a citizen and resident of Canada.  Mrs. Grosso is a housewife and her address is 3860 Moscrop Street, Burnaby, BC V5G 2C9.

During the last five years, Mrs. Grosso has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.                 Source and Amount of Funds or Other Consideration.

Mr. Grosso has acquired shares of the Issuer’s common stock from various sources, including, but not limited to, purchases from the Issuer in private offerings, purchases from private individuals and entities, and purchases in the open market.  In addition, Mr. Grosso has sold shares in private transactions and through the public market.  Except for stock options granted to Mr. Grosso and Mrs. Grosso under the Issuer’s stock option plan, all of the transactions were funded through Mr. Grosso’s personal funds.

Except as disclosed below, there have been no acquisitions or dispositions of the Issuer’s common shares made by Mr. Grosso during the last 60 days.

CUSIP No. 02351 P 105                                                                                                   Page 4 of 5

Item 4.                 Purpose of Transaction.

(a)
Mr. Grosso is holding his shares of the Issuer for investment purposes but may transfer or sell the shares and may acquire additional shares, as necessary.  Mr. Grosso is also required under applicable rules and regulations of the TSX Venture Exchange to engage in certain market making activities as a result of being deemed to be a “promoter” of the Company.

Except for transactions in his capacity as an officer and director of the Issuer, Mr. Grosso has no other present plans or proposals which relate to or would result in:

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c)	a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a stock exchange or to cease to be authorized to be quoted on NASDAQ;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Grosso will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

Item 5.                      Interest in Securities of the Issuer.

(a)
As of March 15, 2008, Mr. Grosso beneficially owned 2,000,237 (5.7% based upon 34,506,036 shares outstanding as of March 15, 2008) of the Issuer’s common shares.  Mr. Grosso’s beneficial ownership includes:

(i)	891,680 shares of common stock owned of record directly by Mr. Grosso;
(ii)	56,000 shares of common stock owned by Mr. Grosso’s RRSP account;
(iii)	542,557 shares of common stock owned of record by Mr. Grosso’s wife, Evelyn Grosso;
(iv)	55,000 shares of common stock owned by Evelyn Grosso’s RRSP account;
(v)	options to acquire 455,000 shares of common stock, the terms of which are as follows:
a.	options to acquire 100,000 common shares at CDN$0.60 per share exercisable until December 12, 2008;
b.	options to acquire 85,000 common shares at CDN$0.90 per share exercisable until April 2, 2009;
c.	options to acquire 65,000 common shares at CDN$0.60 per share exercisable until July 11, 2010;

CUSIP No. 02351 P 105                                                                                                   Page 5 of 5

d.	options owned by Evelyn Grosso to acquire 55,000 shares of common stock at CDN$0.60 per share exercisable until December 12, 2008; and
e.	options to acquire 150,000 shares of common stock at CDN$0.40 per share exercisable until July 27, 2012.

(b)
As of March 15, 2008, Mr. Grosso had the sole power to vote or direct the vote and to dispose or direct the disposition of 1,347,680 shares of the Issuer’s common stock.  As of March 15, 2008, Mr. Grosso shared with his wife, Evelyn Grosso, the power to vote or direct the vote and to dispose or direct the disposition of 652,557 shares of the Issuer’s common stock beneficially owned by Mr. Grosso.

(c)	During the last 60 days, Mr. Grosso did not have any transactions in the shares of the Issuer, other than as described above in Item 3. See “Item 3. Source and Amount of Funds or Other Consideration.”

(d)
No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities held by Mr. Grosso, except for Mrs. Grosso, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of common shares beneficially owned by Mrs. Grosso.

(e)
On April 19, 2007, the Issuer issued 9,500,000 common shares in a private placement, which resulted in Mr. Grosso’s beneficial ownership percentage to decline by greater than 1% of the class of securities outstanding.  As of March 15, 2008, Joseph Grosso continues to be the beneficial owner of more than 5% of the class of securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.                  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 2008	/s/ Joseph Grosso
Date	By:	Joseph Grosso